Filed by Enterprise Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Enterprise Bancorp, Inc.

SEC File No.: 001-33912

Date: December 9, 2024

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We are delighted to announce that Enterprise Bank and Rockland Trust have signed a definitive merger agreement for Rockland Trust to acquire Enterprise Bank. This will unite two strong community-oriented banks deeply committed to meeting the needs of our communities.

Like Enterprise Bank, Rockland Trust shares the belief that banking isn’t just about transactions. It’s about making a meaningful, positive difference in the lives of local families and businesses. It’s about relationships. With more than a 115-year heritage of building long-term relationships with our customers, you can count on receiving superior service from our team of knowledgeable professionals, each of whom strives to live up to our promise of "Where Each Relationship Matters.”

Please use the information below to learn more about Rockland Trust and the transition of your accounts. As we work on merging the two organizations, Rockland Trust will update this page regularly.

Important Additional Information:

In connection with the proposed transaction, Independent Bank Corp. (“Independent”) will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement for a special meeting of Enterprise Bancorp, Inc.’s (“Enterprise”) shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the proxy statement/prospectus, as well as other filings containing information about Independent and Enterprise, can be obtained without charge, at the SEC’s website (https://www.sec.gov/) or at the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in the “Investor Relations” section of Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Investor Relations, 222 Merrimack Street in Lowell, Massachusetts 01852, Attention: Corporate Secretary, telephone (978) 656-5578. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Enterprise shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.